  EXHIBIT 99.3

  Intellipharmaceutics Announces Fiscal Year 2019 Results

Toronto, Ontario February 28, 2020 – Intellipharmaceutics International Inc. (OTCQB: IPCIF and TSX: IPCI) (“Intellipharmaceutics” or the “Company”), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today reported the results of operations for the year ended November 30, 2019. All dollar amounts referenced herein are in United States dollars unless otherwise noted.

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On February 5, 2020, we announced the resignation of Greg Powell, our Chief Financial Officer, for personal and family reasons. Mr. Powell has agreed to continue to offer his services to us through March 4, 2020 and is willing to continue thereafter on a consulting basis on mutually agreeable terms. Pending the hiring of a replacement for Mr. Powell, the functions of Chief Financial Officer for us will be carried out by our President and former Chief Financial Officer, Dr. Amina Odidi. Fazayill Shaideen, who has been our Controller for the past 8 years, will continue to handle accounting activities.

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On January 15, 2020, at a joint meeting of the Anesthetic and Analgesic Drug Products Advisory Committee and Drug Safety and Risk Management Advisory Committee (“Advisory Committees”) of the U.S. Food and Drug Administration ("FDA") to discuss our New Drug Application ("NDA") for Aximris XR™, abuse-deterrent oxycodone hydrochloride extended-release tablets, the Advisory Committees voted 24 to 2 against the approval of our NDA for  Aximris XR™ for the management of pain severe enough to require daily, around-the-clock, long-term opioid treatment and for which alternative treatment options are inadequate. We expect the FDA to take action on our application, on completion of their review of the NDA.

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On November 25, 2019, we announced that we had entered into a license and commercial supply agreement with Tris Pharma, Inc. ("Tris"), by which we granted Tris an exclusive license to market, sell and distribute in the United States, Venlafaxine ER in the 37.5, 75, and 150 mg strengths (the "licensed products") approved for sale in the US market by the FDA. Several other generic versions of the licensed products are currently available in the market.

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On November 15, 2019, we issued to Drs. Isa and Amina Odidi, by way of a private placement, an unsecured convertible debenture of the Company in consideration for, and in the aggregate principal amount of, USD$250,000 (the "November 2019 Debenture"). The principal amount owing under the November 2019 Debenture is convertible at any time and from time to time into Common Shares at a conversion price equal to U.S. $0.12 per Common Share. Up to an aggregate of 2,083,333 Common Shares may be issued upon conversion of the principal amount owing under the November 2019 Debenture, representing approximately 9.43% of the issued and outstanding Common Shares. The November 2019 Debenture bears interest at a rate of 12% per annum (calculated monthly) and, subject to our right to prepay the November 2019 Debenture in whole or in part at any time without penalty, and matures on December 31, 2019. Effective January 31, 2020, the December 31, 2019 maturity date was extended to March 31, 2020. We used the proceeds from the November 2019 Debenture for working capital and general corporate purposes. Dr. Isa Odidi is our Chairman, Chief Executive Officer and Co-Chief Scientific Officer, and Dr. Amina Odidi is our President, Chief Operating Officer and Co-Chief Scientific Officer.

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On November 7, 2019, we announced that the parties in Shanawaz v. Intellipharmaceutics International, Inc. et al. case No. 1:17-cv-05761-JPO., an action pending in the Southern District of New York asserting claims under the U.S. federal securities laws on behalf of an alleged class of investors in Intellipharmaceutics Common Shares against us, our chief executive officer, Dr. Isa Odidi, who is also a member of our board of directors, and our former chief financial officer, Domenic Della Penna, had entered into a stipulation of settlement to resolve all claims asserted in the action. The settlement is subject to the approval of the court following notice to class members. The stipulation of settlement provides for a settlement payment of US$1.6 million, which we anticipate will be funded by available insurance. As part of the settlement, we also agreed to contribute to the settlement fund specific anticipated Canadian tax refunds of up to US$400,000 to the extent received within 18 months after the entry of final judgment. The stipulation acknowledges that we and the other defendants continue to deny that they committed any violation of the U.S. securities laws or engaged in any other wrongdoing and that they are entering into the settlement at this time based on the burden, expense, and inherent uncertainty of continuing the litigation. If the stipulation of settlement is not approved or otherwise fails to become effective, then the parties will be returned to their respective positions in the litigation as of August 9, 2019.

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On October 4, 2019, we announced that following the filing of a bankruptcy stay by Purdue Pharma L.P., the Company’s ongoing litigation cases, number 1:17-cv-00392-RGA and 1:18-cv-00404-RGA-SRF between Purdue Pharma L.P. et al and Intellipharmaceutics, have been stayed and the existing trial dates in both cases have been vacated by orders issued in each case by the judge in the District of Delaware on October 3, 2019. No new dates were given for reinstatement; however, the parties are required to provide a further status report to the judge in each case no later than March 13, 2020. The previous 30-month stay date of March 2, 2020, remains unchanged at this time, absent a further order of the judge.

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On September 30, 2019, pursuant to an ANDA Sale Agreement (the “ANDA Agreement”) we sold Levetiracetam extended-release tablets 500mg and 750 mg to the ANDA Repository, LLC (the “Purchaser”) in exchange for a purchase price of $1.00 for the “Transferred ANDA”. “Transferred ANDA” is defined as all of the assets relating to the ANDA for Levetiracetam extended-release tablets 500mg and 750 mg. Additionally, pursuant to the ANDA Agreement, we agreed to pay the Purchaser an annual fee for each fiscal year equal to 50% of the difference between our FDA Program Fee for 6 to 19 approved ANDAs and that of the FDA Program Fee for 1 to 5 approved ANDAs . Further, under the ANDA Agreement, we have the option to repurchase the Levetiracetam ANDA for a purchase price of $1 at any time according to the terms of the agreement.

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On September 5, 2019, we announced that the Company has entered into a license and commercial supply agreement with Tris, by which the Company has granted Tris an exclusive license to market, sell and distribute in the United States, Desvenlafaxine Succinate ER in the 50 and 100 mg strengths (the "licensed products") approved for sale in the U.S. market by the U.S. Food and Drug Administration FDA. Several other generic versions of these licensed products are currently available in the market.

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On August 15, 2019, we announced that the Company has entered into a license and commercial supply agreement with Tris, by which the Company has granted Tris an exclusive license to market, sell and distribute in the United States, Quetiapine ER in the 50, 150, 200, 300 and 400 mg strengths (the "licensed products") approved for sale in the US market by the FDA.

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On July 24, 2019, we announced that the Company has been advised by the FDA that the FDA “is postponing product-specific advisory committee meetings for opioid analgesics,” including the one previously scheduled to discuss the Company’s NDA, “while it continues to consider a number of scientific and policy issues relating to this class of drugs.” According to the FDA, the reason for the postponement is not unique to our Product and the Anesthetic and Analgesic Drug products Advisory Committee (“AADPAC”) meeting earlier planned by the FDA, to discuss our NDA will be rescheduled at a future date. The FDA informed the Company that it would continue to review the Company’s NDA according to the existing Prescription Drug User Fee Act (“PDUFA”) timeline, but noted that, due to the postponement of the AADPAC meeting, it is possible that the FDA may be unable to meet the PDUFA goal date of August 28, 2019. The FDA did not meet the goal date of August 28, 2019, and the Company is awaiting to hear back from the FDA for an Advisory Committee meeting date and a new PDUFA goal date.

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On July 8, 2019, we announced that the Company has obtained an equity financing commitment of up to $10,000,000 from Silverback Capital Corporation, a private investment firm.  The Company has not used this commitment and is exploring terminating it.

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On May 30, 2019, we announced that the Company’s pre-existing license to conduct activities with Cannabidiol (“CBD”) has been migrated by Health Canada to a Cannabis Drug License (“CDL”) under the Cannabis Regulations. Our new Cannabis Drug License allows the Company to continue to possess cannabis, produce a drug containing cannabis and sell a drug containing cannabis. The CDL is unique from other forms of cannabis licenses in Canada as, according to Health Canada, it is a requirement for any company that intends to produce and sell a prescription drug containing cannabis or cannabinoids.

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On May 10, 2019, we announced that the Company has received approval from the FDA for the Company's ANDA for desvenlafaxine extended-release tablets in the 50 and 100 mg strengths. The approved product is a generic equivalent of the branded product Pristiq®. Desvenlafaxine extended-release tablets are a serotonin and norepinephrine reuptake inhibitor ("SNRI") indicated for the treatment of major depressive disorder ("MDD").

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On April 24, 2019, an order had been issued, setting the trial date for the Company's ongoing Purdue litigation case, case number 17-392 in the District of Delaware, with the trial at the time scheduled to begin on November 12, 2019; the 30-month stay date was extended to March 2, 2020. The case has been stayed and the existing trial date has been vacated by orders issued by the judge in the District of Delaware on October 3, 2019. However, the litigation 30-month stay date for regulatory approval remains unchanged. On April 4, 2019, the U.S. Federal Circuit Court of Appeals affirmed the invalidity of one Purdue Oxycontin formulation patent, subject to further appeal to the U.S. Supreme Court. The Company and its management intend to continue to vigorously defend against these claims and firmly believe that we do not infringe the subject patents.

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On April 12, 2019, we and Mallinckrodt LLC ("Mallinckrodt") mutually agreed to terminate our license and commercial supply agreement, effective no later than August 31, 2019. Under the terms of our mutual agreement, Mallinckrodt was released from certain obligations under the license and commercial supply agreement as of April 12, 2019. Effective August 12, 2019 the Mallinckrodt agreement was terminated.

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On April 4, 2019, a tentative approval from TSX was received for a proposed refinancing of the 2013 Debenture subject to certain conditions being met. As a result of the proposed refinancing, the principal amount owing under the 2013 Debenture was refinanced by a new debenture (the “2019 Debenture”). On May 1, 2019, the 2019 Debenture was issued with a principal amount of $1,050,000, that will mature on November 1, 2019, bear interest at a rate of 12% per annum and be convertible into 1,779,661 common shares of the Company at a conversion price of $0.59 per common share. Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors, and executive officers of the Company, are the holders of the 2019 Debenture.

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In March 2019, we announced that we had resubmitted, and, that the FDA acknowledged receipt of our resubmission of the Oxycodone ER NDA filed on February 28, 2019. The FDA informed us that it considers the resubmission a complete response to the September 22, 2017 action letter it issued in respect of the NDA. The FDA also assigned a PDUFA goal date of August 28, 2019. A previously scheduled Advisory Committee meeting in respect of the NDA was postponed by the FDA. The FDA did not meet the goal date of August 28, 2019.

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As more fully described below (under the heading “NASDAQ DELISTING AND OTCQB QUOTATION”), in March 2019, the Nasdaq Hearings Panel (the “Nasdaq Panel”) determined to delist our shares from Nasdaq based upon our non-compliance with the $1.00 minimum bid price requirement, as set forth in Nasdaq Listing Rule 5550(a)(2). The suspension of trading on Nasdaq took effect at the open of business on March 21, 2019. Our shares began trading on the OTCQB, which is operated by OTC Markets Group Inc., commencing on March 21, 2019. The Company is also listed on the Toronto Stock Exchange and the Company's non-compliance with Nasdaq's bid price requirement does not impact the Company's listing or trading status on that exchange.

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On February 21, 2019, we and our CEO, Dr. Isa Odidi (the “Defendants”), were served with a Statement of Claim filed in the Superior Court of Justice of Ontario (the “Court”) for a proposed class action under the Ontario Class Proceedings Act (the “Action”). The Action was brought by Victor Romita, the proposed representative plaintiff (the “Plaintiff”), on behalf of a class of Canadian persons (the “Class”) who traded shares of the Company during the period from February 29, 2016 to July 26, 2017 (the “Period”). The Statement of Claim, under the caption Victor Romita v. Intellipharmaceutics International Inc. and Isa Odidi, asserts that the Defendants knowingly or negligently made certain public statements during the Period that contained or omitted material facts concerning Oxycodone ER abuse-deterrent oxycodone hydrochloride extended release tablets. The Plaintiff alleges that he and the Class suffered loss and damages as a result of their trading in the Company’s shares during the Period. The Plaintiff seeks, among other remedies, unspecified damages, legal fees and court and other costs as the Court may permit.

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In January 2019, we announced that we had commenced a research and development (“R&D”) program of pharmaceutical CBD based products. As part of this R&D program, we filed provisional patent applications with the United States Patent and Trademark Office pertaining to the delivery and application of cannabinoid-based therapeutics, began talks with potential commercialization partners in the cannabidiol industry, and identified a potential supplier of CBD. We hold a Health Canada Drug Establishment License (or “DEL”) and a dealer's license under the Narcotics Control Regulations (“NCR”). Under the NCR license, we are currently authorized to possess, produce, sell and deliver drug products containing various controlled substances, including CBD, in Canada. We also have a CDL from Health Canada.

Results of Operations

The Company recorded net loss for the year ended November 30, 2019 of $8.1 million or $0.37 per common share, compared with a net loss of $13.8 million or $2.89 per common share for the year ended November 30, 2018. In the year ended November 30, 2019, the lower net loss is attributed to the higher recognition of Mallinckrodt upfront fees due to the change in contract term with Mallinckrodt which was terminated effective August 12, 2019 compared to the original ten-year term combined with increased administrative expense related to professional and legal fees and decreased R&D expenses. In the year ended November 30, 2018, the net loss was attributed to lower recognition of Mallinckrodt upfront fees combined with increased R&D expenses.

The Company recorded revenues of $3.5 million for the year ended November 30, 2019 versus $1.7 million for the year ended November 30, 2018. Licensing revenue consisted primarily of commercial sales of the 5, 10, 15, 20, 25, 30, 35 and 40 mg strengths of generic Focalin XR® under the Par agreement. The higher increased revenue in the year ended November 30, 2019 compared to year ended November 30, 2018 is primarily due to the change in contract term with Mallinckrodt that terminated on August 12, 2019, and the recognition of up-front fees on the termination of the Mallinckrodt agreement.

Expenditures for R&D for the year ended November 30, 2019 were lower by $4.2 million compared to the year ended November 30, 2018. The decrease is primarily due to significantly lower expenditures in clinical and other biostudies, stock-based compensation as well as patent litigation expenses partially offset by higher third-party consulting fees.

Selling, general and administrative expenses were $4.2 million for the year ended November 30, 2019 in comparison to $3.5 million increase is due to higher expenses related to administrative costs partially offset by a decrease in marketing cost and wages and benefits.

The Company had cash of $0.065 million as at November 30, 2019 compared to $6.6 million as at November 30, 2018. The decrease in cash was mainly due to expenditures for R&D and selling, general, and administrative expenses which are partially offset by receipt from Par and cash inflow provided from financing activities. The increase in cash during the year ended November 30, 2018 was mainly due to the cash receipts provided from financing activities derived from the Company’s two registered direct offering in March 2018, the 2018 Debenture financing in September 2018 and an underwritten public offering in October 2018, offset by ongoing expenditures in R&D and selling, general and administrative expenses.

As of November 30, 2018, the Company had a cash balance of $6.6 million. As of November 30, 2019, our cash balance was $64,622. While we expect to satisfy certain short-term capital needs from upfront payments for development agreements, sale of one or more approved ANDAs, possible strategic investments in the near term, and other ongoing business development activities, we need to obtain additional funding as we further the development of our product candidates. Potential sources of capital may include payments from licensing agreements, cost savings associated with managing operating expense levels, equity and/or debt financings and/or new strategic partnership agreements which fund some or all costs of product development. We intend to utilize the capital markets to bridge any funding shortfall and to provide capital to continue to advance our most promising product candidates. Our future operations are highly dependent upon our ability to source additional capital to support advancing our product pipeline through continued R&D activities and to fund any significant expansion of our operations. Our ultimate success will depend on whether our product candidates receive the approval of the FDA or Health Canada and whether we are able to successfully market approved products. We cannot be certain that we will be able to receive FDA or Health Canada approval for any of our current or future product candidates, that we will reach the level of sales and revenues necessary to achieve and sustain profitability, or that we can secure other capital sources on terms or in amounts sufficient to meet our needs or at all.

There can be no assurance that the products licensed under the Tris Pharma agreement will be successfully commercialized or produce significant revenues for us. Also, there can be no assurance that we will not be required to conduct further studies for our Oxycodone ER product candidate, that the FDA will approve any of our requested abuse-deterrent label claims or that the FDA will meet its deadline for review and ultimately approve the NDA for the sale of our Oxycodone ER product candidate in the U.S. market, that we will be successful in submitting any additional ANDAs or NDAs with the FDA or Abbreviated New Drug Submissions (“ANDSs”) with Health Canada, that the FDA or Health Canada will approve any of our current or future product candidates for sale in the U.S. market and Canadian market, that any of our products or product candidates will receive regulatory approval for sale in other jurisdictions, or that any of our products will ever be successfully commercialized and produce significant revenue for us, or that the litigation cases can be resolved in our favor. Moreover, there can be no assurance that any cannabidiol-based product candidates we develop will ever be successfully commercialized or produce significant revenue for us.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to a wide range of existing and new pharmaceuticals. Intellipharmaceutics has developed several drug delivery systems based on this technology platform, with a pipeline of products (some of which have received FDA approval) in various stages of development. The Company has ANDA and NDA 505(b)(2) drug product candidates in its development pipeline. These include the Company’s Oxycodone ER based on its proprietary nPODDDS™ novel Point Of Divergence Drug Delivery System (for which an NDA has been filed with the FDA), and Regabatin™ XR (pregabalin extended-release capsules).

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our expectations , plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, and statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs and market penetration and risks or uncertainties arising from the delisting of our shares from Nasdaq and our ability to comply with OTCQB and TSX requirements. In some cases, you can identify forward-looking statements by terminology such as “appear”, “unlikely”, “target”, "may", "will", "should", "expects", "plans", "plans to", "anticipates", "believes", "estimates", "predicts", "confident", "prospects", "potential", "continue", "intends", "look forward", "could", “would”, “projected”, “goals” ,“set to”, “seeking” or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks, uncertainties and other factors that could affect our actual results include, but are not limited to, , the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements, and the effect of capital market conditions and other factors, including the current status of our product development programs, capital availability, the estimated proceeds (and the expected use of any proceeds) we may receive from any offering of our securities, the potential dilutive effects of any future financing, potential liability from and costs of defending pending or future litigation, our programs regarding research, development and commercialization of our product candidates, the timing of such programs, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates and the difficulty in predicting the timing and results of any product launches, the timing and amount of profit-share payments from our commercial partners, and the timing and amount of any available investment tax credits, the actual or perceived benefits to users of our drug delivery technologies, products and product candidates as compared to others, our ability to establish and maintain valid and enforceable intellectual property rights in our drug delivery technologies, products and product candidates, the scope of protection provided by intellectual property rights for our drug delivery technologies, products and product candidates, recent and future legal developments in the United States and elsewhere that could make it more difficult and costly for us to obtain regulatory approvals for our product candidates and negatively affect the prices we may charge, increased public awareness and government scrutiny of the problems associated with the potential for abuse of opioid based medications, pursuing growth through international operations could strain our resources, our limited manufacturing, sales, marketing and distribution capability and our reliance on third parties for such, the actual size of the potential markets for any of our products and product candidates compared to our market estimates, our selection and licensing of products and product candidates, our ability to attract distributors and/or commercial partners with the ability to fund patent litigation and with acceptable product development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts, sources of revenues and anticipated revenues, including contributions from distributors and commercial partners, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates, our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly, the rate and degree of market acceptance of our products, delays in product approvals that may be caused by changing regulatory requirements, the difficulty in predicting the timing of regulatory approval and launch of competitive products, the difficulty in predicting the impact of competitive products on sales volume, pricing, rebates and other allowances, the number of competitive product entries, and the nature and extent of any aggressive pricing and rebate activities that may follow, the inability to forecast wholesaler demand and/or wholesaler buying patterns, seasonal fluctuations in the number of prescriptions written for our generic Focalin XR® capsules which may produce substantial fluctuations in revenue, the timing and amount of insurance reimbursement regarding our products, changes in laws and regulations affecting the conditions required by the FDA for approval, testing and labeling of drugs including abuse or overdose deterrent properties, and changes affecting how opioids are regulated and prescribed by physicians, changes in laws and regulations, including Medicare and Medicaid, affecting among other things, pricing and reimbursement of pharmaceutical products, the effect of recent changes in U.S. federal income tax laws, including but not limited to, limitations on the deductibility of business interest, limitations on the use of net operating losses and application of the base erosion minimum tax, on our U.S. corporate income tax burden, the success and pricing of other competing therapies that may become available, our ability to retain and hire qualified employees, the availability and pricing of third-party sourced products and materials, challenges related to the development, commercialization, technology transfer, scale-up, and/or process validation of manufacturing processes for our products or product candidates, the manufacturing capacity of third-party manufacturers that we may use for our products, potential product liability risks, the recoverability of the cost of any pre-launch inventory, should a planned product launch encounter a denial or delay of approval by regulatory bodies, a delay in commercialization, or other potential issues, the successful compliance with FDA, Health Canada and other governmental regulations applicable to us and our third party manufacturers' facilities, products and/or businesses, our reliance on commercial partners, and any future commercial partners, to market and commercialize our products and, if approved, our product candidates, difficulties, delays or changes in the FDA approval process or test criteria for ANDAs and NDAs, challenges in securing final FDA approval for our product candidates, including our oxycodone hydrochloride extended release tablets product candidate, in particular, if a patent infringement suit is filed against us with respect to any particular product candidates (such as in the case of Oxycodone ER), which could delay the FDA's final approval of such product candidates, healthcare reform measures that could hinder or prevent the commercial success of our products and product candidates, the risk that the FDA may not approve requested product labeling for our product candidate(s) having abuse-deterrent properties and targeting common forms of abuse (oral, intra-nasal and intravenous), risks associated with cyber-security and the potential for vulnerability of our digital information or the digital information of a current and/or future drug development or commercialization partner of ours, and risks arising from the ability and willingness of our third-party commercialization partners to provide documentation that may be required to support information on revenues earned by us from those commercialization partners. Additional risks and uncertainties relating to us and our business can be found in the "Risk Factors" section of our latest annual information form, our latest Form 20-F, and our latest Form F-1 and F-3 registration statements (including any documents forming a part thereof or incorporated by reference therein), as amended, as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S., which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events and are based on what we believe are reasonable assumptions as of the date of this document and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Trademarks used herein are the property of their respective holders.

Unless the context otherwise requires, all references (i) to "we," "us," "our," "Intellipharmaceutics," and the "Company" refer to Intellipharmaceutics International Inc. and its subsidiaries and (ii) in this document to share amounts, per share data, share prices, exercise prices and conversion rates have been adjusted to reflect the effect of the 1-for-10 reverse split which became effective on each of Nasdaq and TSX at the open of market on September 14, 2018. The common shares of the Company are currently traded on the OTCQB and the TSX.

Nothing contained in this document should be construed to imply that the results discussed herein will necessarily continue into the future or that any conclusion reached herein will necessarily be indicative of our actual operating results.

The condensed unaudited interim consolidated financial statements, accompanying notes to the condensed unaudited interim consolidated financial statements, and Management Discussion and Analysis for the year ended November 30, 2019 will be accessible on Intellipharmaceutics’ website at www.intellipharmaceutics.com and will be available on SEDAR and EDGAR.

Summary financial tables are provided below.

Intellipharmaceutics International Inc.
Consolidated balance sheets
As at November 30, 2019 and 2018
(Stated in U.S. dollars)
	2019	2018
	$	$
Assets
Current
Cash	64,622	6,641,877
Accounts receivable, net	177,202	239,063
Investment tax credits	775,736	998,849
Prepaid expenses, sundry and other assets	156,616	586,794
Inventory	349,131	251,651
	1,523,307	8,718,234

Property and equipment, net	2,273,406	2,755,993
	3,796,713	11,474,227

Liabilities
Current
Accounts payable	3,757,018	2,643,437
Accrued liabilities	927,698	353,147
Employee costs payable	893,864	222,478
Income tax payable	5,678	-
Promissory notes payable	159,863	-
Convertible debentures	1,744,813	1,790,358
Deferred revenue	-	300,000
	7,488,934	5,309,420

Deferred revenue	-	2,062,500
	7,488,934	7,371,920

Shareholders' equity (deficiency)
Capital stock
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
22,085,856 common shares	45,561,222	44,327,952
(November 30, 2018 - 18,252,243)
Additional paid-in capital	44,167,721	45,110,873
Accumulated other comprehensive income	284,421	284,421
Accumulated deficit	(93,705,585)	(85,620,939)
	(3,692,221)	4,102,307

	3,796,713	11,474,227

Intellipharmaceutics International Inc.
Consolidated statements of operations and comprehensive loss
For the years ended November 30, 2019, 2018 and 2017
(Stated in U.S. dollars)
	2019	2018	2017
	$	$	$
Revenue
Licensing	1,114,031	1,370,607	5,025,350
Up-front fees	2,366,485	342,124	479,102
	3,480,516	1,712,731	5,504,452

Cost of good sold
Cost of goods sold	33,068	124,870	704,006

Gross Margin	3,447,448	1,587,861	4,800,446

Expenses
Research and development	6,608,794	10,827,293	9,271,353
Selling, general and administrative	4,167,801	3,476,450	3,287,914
Depreciation	505,803	610,384	506,961
	11,282,398	14,914,127	13,066,228

Loss from operations	(7,834,950)	(13,326,266)	(8,265,782)

Net foreign exchange (loss) gain	(25,498)	8,592	(80,093)
Interest income	13,535	227	15,037
Interest expense	(247,516)	(255,231)	(389,239)
Financing cost	-	(174,802)	(137,363)
Gain on settlement of convertible debt	4,419	-	-
Net loss before income taxes	(8,090,010)	(13,747,480)	(8,857,440)

Provision for income taxes
Current tax expense	5,678	-	-
Deferred tax recovery	(11,042)	-	-
Net loss and comprehensive loss	(8,084,646)	(13,747,480)	(8,857,440)

Loss per common share, basic and diluted	(0.37)	(2.89)	(2.86)

Weighted average number of common
shares outstanding, basic and diluted	21,580,059	4,762,274	3,101,448

Intellipharmaceutics International Inc.
Consolidated statements of cash flows
For the years ended November 30, 2019, 2018 and 2017
(Stated in U.S. dollars)
	2019	2018	2017
	$	$	$
Net loss	(8,084,646)	(13,747,480)	(8,857,440)
Items not affecting cash
Depreciation	506,685	612,736	520,838
Financing cost	-	174,802	137,363
Provision for doubtful debts	(66,849)	-	66,849
Stock-based compensation	264,568	927,686	1,749,999
Deferred share units	-	7,565	30,355
Accreted interest on convertible debentures	54,469	66,560	219,497
Gain on settlement of convertible debt	(4,419)	-	-
Deferred income tax recovery	(11,042)	-	-
Unrealized foreign exchange loss	57,189	52,613	56,998

Change in non-cash operating assets & liabilities
Accounts receivable	61,861	450,556	(283,994)
Investment tax credits	223,113	(362,360)	44,647
Inventory	(97,480)	(135,984)	(115,667)
Prepaid expenses, sundry and other assets	430,178	(361,702)	175,550
Accounts payable, accrued liabilities and employee costs payable	2,359,518	106,048	599,220
Income tax payable	5,678	-	-
Deferred revenue	(2,362,500)	(300,000)	(450,000)
Cash flows used in operating activities	(6,663,677)	(12,508,960)	(6,105,785)

Financing activities
Repayment of principal on convertible debentures	(461,920)	-	(150,000)
Proceeds from promissory notes payable	159,863	-	-
Proceeds from shares to be issued from exercise of Pre-Funded Warrants	-	10,300	-
Proceeds from issuance of shares and warrants	-	19,644,906	4,000,000
Proceeds from issuance of shares on exercise of warrants	27,953	111,253	324,258
Repayment of capital lease obligations	-	-	(14,829)
Issurance of shares on exercise of stock options	-	-	1,742
Issurance of common shares on at-the-market financing, gross	-	-	2,541,640
Debenture financing, net	375,000	500,000	-
Offering costs	-	(2,911,505)	(1,020,643)
Cash flows provided from financing activities	100,896	17,354,954	5,682,168

Investing activity
Purchase of property and equipment	(14,474)	(101,178)	(1,823,746)
Cash flows used in investing activities	(14,474)	(101,178)	(1,823,746)

(Decrease) Increase in cash	(6,577,255)	4,744,816	(2,247,363)
Cash, beginning of year	6,641,877	1,897,061	4,144,424
Cash, end of year	64,622	6,641,877	1,897,061

Supplemental cash flow information
Interest paid	139,787	209,675	123,204
Taxes paid	-	-	-

CONTACT INFORMATION

Company Contact:
Intellipharmaceutics International Inc.
Isa Odidi
Chief executive Officer
416.798.3001 ext. 102
investors@intellipharmaceutics.com